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                          TELUS CLEARNET AUDIO WEBCAST


----------------------------
OPERATOR:          Ladies and gentlemen, thank you for standing by. Welcome to the TELUS and Clearnet investor conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. At that time, if you have a question, you will need to press the '1' followed by the '4' on your push-button phone. As a reminder, this conference is being recorded today, Monday, August twenty-first of 2000. I would now like to turn the conference over to Mr. John Wheeler, Vice-President, Investor Relations.
                   Please go ahead, sir.

WHEELER: Thank you very much and thank you for joining us on short notice. I'd like to introduce who is online with us today. We have Darren - excuse me - Darren Entwistle President and CEO of TELUS, George Cope, President and CEO of Clearnet, Barry Baptie, Chief Financial Officer of TELUS, and Bob McFarlane, Chief Financial Officer of Clearnet. We'll open with some introductory comments and then a question-and-answer period. The presentation slides that accompany the remarks today are available on a web site which is www.telus.com/clearnet. You will be on a listen-only mode for opening comments. A conference call operator will handle the question period. Let me also remind you -- and as you can see on a slide -- that the opening comments and answers will contain statements about expected future events and future financial results of TELUS and Clearnet that are forward-looking and are subject to risks and uncertainty. These risk factors are listed in the company's regulatory filings. Before we start the call, let me also announce that we are planning to have a retail-broker communications event in the next several days and details will be provided when it's finalized. With that, let me turn it over to Darren.

ENTWSTLE:          Good morning, everyone. Before we get started, let me


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                   take you through the content of the call today. I'll kick off and take you briefly through TELUS' strategy. Then I'll describe why we feel it's better to buy than to build. We'll explain why we think Clearnet is such a good fit with TELUS. And then I'll take you through the key elements of the deal, including the synergies. Then you'll hear from George Cope who will be the future president and CEO of the new TELUS Mobility and George will give you Clearnet's perspective on this deal. Following George will be Barry Baptie, the CFO at TELUS, who will take you through the financing of the acquisition and evaluation issues. I'll then come back to conclude with an overview of the investment opportunity in TELUS. We've got a big day ahead so let's get started. Forty days ago, I introduced to you TELUS' strategy which was all about exploiting the convergence that is taking place between data, IP, and mobility. I also set out at that time TELUS' two immediate priorities. Number one was to establish a national footprint for our mobility business and number two was to accelerate the development and deployment of our data and IP services. Well, you know what? We've just answered the first priority. In addition to that, we just made a big step towards the second. We believe that the convergence of data and IP will fundamentally shift the value of mobility assets. And through the acquisition of Clearnet, we've secured a platform for delivering data, Internet, and e-commerce services to Canadians on the move. We've resolved to be the North American leader in exploiting convergence. And with Clearnet, we've picked up a company where over 50% of their handsets are web-enabled. We talked a lot about the partnership that we have in TELUS with Verizon. Well, this deal allows us to truly crank up that partnership with Verizon. We have a brand new technology agreement in place which allows us to use the brand at Verizon to tap into their applications, services, and technology so we can present a seamless service to business customers all across North America. If I had to draw a line under it, you're now going to see a combination of the largest mobile operator in Canada in terms of revenue, partnering with the largest mobile operator in the US with over 25.5 million subscribers. And you know what? When those 25.5 million subscribers come to Canada, they'll be roaming on


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                   our network. Let me take you through now why we feel it's
                   better to buy than to build. Essentially, we consider it a no-brainer of a decision. Decision to buy Clearnet is superior to building our own wireless network for four reasons. Number one: speed to market. A catapult to a leadership position in mobility market in Canada. Number two, we pick up spectrum richness. We will have between forty-five and fifty-five megahertz of spectrum across Canada. Number three, we pick up a hell of a lot of management talent and skilled employees. And number four, the economics are compelling. We will create an incremental 1.5 billion dollars of value by buying versus building. This allows us to eliminate the uncertainty inherent in an auction process, although it is intended that we will still participate in the auction going forward but this will be to gain further competitive advantage and not be borne out of necessity. Let's talk a little bit now about Clearnet, our partner of choice. With Clearnet, we're picking up two national digital networks. That gives us twenty-one million POPs of coverage and a license that extends to thirty-one million POPs. We've got compatible CDMA technology which gives us the PCS platform to drive further growth in the Canadian mobility market. We've got a... we've got excellent relationships with Motorola and Nextel that we will be inheriting. We will be embracing those relationships and we will be building upon those relationships. And as I've already alluded to, we'll be picking up a talented and entrepreneurial management team and a growth-oriented culture, and that's key to our success. We'll be picking up in total twenty-six hundred skilled employees in eastern Canada and that's key to TELUS' expansion plans.
                   So what the hell does this new company look like? Well, let's take a peek. We are the market leader in the Canadian mobility market. Let's have a look at the attributes of this new company. We'll have... we'll have the highest number of new sub... new customers; up four hundred thousand over last year or some 29%. At 1.5 billion, we'll have the largest revenue base. We'll have the highest average revenue per customer and we're fifty-seven dollars per month. We'll have the lowest churn rate at 1.74%. And perhaps most importantly in terms of both the functionality and quality of our


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                   services going forward, we'll have the most spectrum: between forty-five and fifty-five megahertz across Canada. Let's take a step back now and look at the highlights of the deal. TELUS has tendered an offer to acquire 100% of the shares of Clearnet or a fifty-fifty combination of cash and shares, valuing the Clearnet shares at seventy dollars. The Clearnet board is recommending that shareholders tender their shares in Clearnet in response to this consideration. The four major shareholders... representing over 30% of the economic interest and 86% of the votes, Lenbrook, Nextel, Motorola, and Madison-Dearborn have agreed to irrevocably tender their shares. The consideration in totality is 4.6 billion dollars.
                   2.3 billion of that will be in cash and we'll have 53.9 million non-voting, class A shares coming from TELUS. We will assume 2 billion in Clearnet debt. The exchange ratio will be 1.636 TELUS non-voting shares for each Clearnet share. The deal is subject to a fifty-fifty cash share proration. Nextel and Motorola are taking 100% and 75% respectively of TELUS stock and have agreed to hold this stock for one year, which speaks volumes for their confidence in the deal and for their confidence in TELUS. Conditions precedent to closing include tendering of at least 66 2/3% of each class of Clearnet share and the normal regulatory approvals. Importantly, TELUS plans to list on the US exchange, at closing, that we think this will be attractive to new growth investors and to the Clearnet shareholder base. And this reflects the fact that this transaction will increase our public float by some 72% in the non-voting shares. Let's talk a bit about synergies. The synergies make a great deal even better and clearly the strategic and commercial fit between TELUS and Clearnet will deliver significant and material synergies. We estimate these synergies to be between 2.1 and 2.4 billion dollars. We expect to derive 1.6 billion in operating synergies coming from enhanced revenue and reductions in operating and capital costs. In addition to that, we expect to use the tax loss carry-forwards at Clearnet which will translate into a net present value of some 5 to 8 hundred million or eight to twelve dollars a share. And let me point out: TELUS has a very, very strong track record in realizing synergies. Following the


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                   deal between TELUS and BC Telecom, the merger that took
                   place, TELUS realized over a 140 million dollars in operating synergies. Let me turn the presentation over to George now to speak about the deal from Clearnet's point-of-view.

COPE: Great. Thank you, Darren, and good morning, everyone, and thank you very much for joining this call on this historic... historical day in the Canadian telecom industry and specifically the wireless industry. Bob McFarlane and I are excited to be here today with Darren and his other team members this morning. This truly is an amazing day for Clearnet shareholders and I also believe, as we discuss this opportunity on the phone this morning, you'll believe it is also for TELUS shareholders. It also is a great day for the Canadian wireless industry and the structure of the industry going forward. What I'd like to do over the next ten minutes is share three things with you: talk about the deal, if you will, from a Clearnet shareholder perspective; why we chose TELUS as our partner going forward; and then share with you my views on the Newco and the merged wireless entity opportunity and add to some of the comments that Darren has made already. Let me first of all talk to the Clearnet shareholders. Today's transaction, we are definitely recommending to all shareholders. The price for this transaction represents a 61% premium over the twenty-one-day trailing average of the Clearnet stock. It offers a superior return on investment for all Clearnet shareholders. Very importantly to Bob McFarlane and myself, those that have got to know us over the years, those that participated in our IPO a little over five years ago see an over 450% return on their capital. Any institution or retailer or investor who has shared in any of our treasury issues over the years has done remarkably well. By... by... by way of example, our most recent treasury issue in December of '99 would represent a 75% return in nine months. Also very important for the shareholders to understand, this transaction mitigates considerably the risk of a fifth player in the Canadian wireless marketplace going forward. And what is tremendous about this transaction is the structure enables shareholders, if they choose, to participate in


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                   a wireless play going forward through ownership of TELUS. And
                   I understand many of you... to many of you in the US today, this is a new name to you and you have my commitment, along with Darren who's already spoken with the US listing coming forward, that we will be committed to making sure you fully understand the opportunities that we have here going forward. Let me talk also a little bit now about why TELUS. Quite often when mergers take place, people talk about synergies and sometimes it can be fairly hollow. In this case, there's nothing could be further from the truth. These two companies are, by far, the best possible merged wireless organizations in the Canadian marketplace today. TELUS leads the wireless industry in western Canada. Clearnet is a national entity, but has had a disproportionate amount of success in eastern Canada. Both companies chose CDMA for their PCS network build. TELUS has spectrum-rich positions at both eight hundred megahertz and one-dot-nine in western Canada. Clearnet, of course, has spectrum positions at one-dot-nine for PCS and nationally at eight hundred megahertz for our Mike/IDEN business. Another key driver for us was the future of the Mike business and the IDEN technology in Canada. For those of you who don't know, TELUS has a heritage of understanding more than any telephone company in Canada the value of two-way radio and were one of the pioneers of that service in Canada for a number of years.

/video switches to a medium shot of an empty presentation room with screens in the background showing TELUS' and Clearnet's names/

COPE: The Mike network which is enjoying enormous success now will only grow quicker through this acquisition and then merger of the wireless entities. By way of example, the number of cell sites that TELUS will allow the Mike business to access in western Canada are just simply mind-boggling and tremendous in terms of opportunity. On top of that, it was very important to us that we bring together economies of scale and critical mass for an industry that's growing at dramatic rates. Verizon as a partner in this wireless entity, through TELUS and Nextel, two of the absolute dominant wireless players in the United States give us an enormous opportunity. And


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                   finally, in the time I've come to know Darren and those on the phone who've come to know me, he and I share the same view. We are passionate about shareholder value and present value of stock and that net present value through running the operation. We share a common vision for growing this organization and my role as the CEO of the new wireless organization. I'm honoured to actually accept that role. And now, let me talk a little bit about Newco and its opportunity going forward. Darren mentioned some of these numbers, but I can't... I cannot say them myself because it's just... it's a fun morning, folks. This company will have the strongest... spectrum position of any carrier in North America today, fifty-five megahertz in the west, forty-five megahertz in the east. We can participate in the auctions in Ontario in an opportunistic way, but certainly don't desperately need to win. We will be the leader in our ..., some 21% higher than the other national carrier today, 21% pro forma. We have total revenue... largest revenue. We added the most net subscriber additions in the past twelve months and, most importantly to the analyst community and to the institutional investors, we are a growth organization. Pro forma, this transaction, in the last twelve months, this company led the Canadian wireless industry in revenue growth, the number one comparable multiplier to be looking at in a growth industry. So those that have known me for a number of years should know I am very enthusiastic about this transaction. I myself am tendering my shares into this transaction and fully support the future... strategy of this organization and look to add significant resources from both the TELUS wireless organization and the Clearnet organization to build a dynamic... operation going forward. Thank you. Let me turn it back over to Darren.

ENTWSTLE:          Okay, we'll hear from Barry Baptie now, our CFO.

BAPTIE: Thanks, Darren. I want to cover the financing and the valuation impacts of this great deal. TELUS will finance this transaction with 7.7 billion dollars in bank bridge financing. This facility will finance the cash portion of


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                   the acquisition and allow us to refinance existing debt where necessary or desirable. The facility also contains provision for a revolving credit facility that can be used for general corporate purposes. These loans are fully underwritten by TD securities and JP Morgan. We will be seeking an investment grade debt rating and plan to refinance up to five billion dollars in the public debt markets. This deal will leverage our financial... capacity. Consideration for Clearnet is structured as a fifty-fifty mix of cash and stock in order to achieve three goals. Firstly, to maintain our ability to finance future growth in the data and Internet space by preserving a strong balance sheet and healthy cash flow. Secondly, to maintain our investment grade credit ratings.
                   And finally, to maintain our TELUS dividend in order to meet the expectations of existing shareholders. If we look at the pro forma balance sheet at June thirtieth, 2000, as if the transaction had already taken place, TELUS would now be a
                   16.3 billion-dollar company in terms of assets. We'd also maintain a strong capital structure with net debt of 7.6 billion and total shareholder equity of 6.8 billion dollars. As we move forward, our capital structure will... will reflect our desire to highlight fully the value in the constituent parts of TELUS. It will also high... highlight the ability to establish a transaction currency for future growth initiatives and to pursue the divestiture of non-core assets where appropriate to highlight value and to refocus the resources on core operations. I believe it is appropriate to give analysts some view of what the new TELUS might look like in the year 2001. In establishing this guidance, we utilized the consensus street analyst view of TELUS and Clearnet and made appropriate adjustments to reflect operating and tax impacts of the transaction on the combined new company. On the revenue line, the result for new TELUS, including Clearnet, are revenues of 7.4 billion dollars in 2001. At the... at the EBITDA level, using the same method, the new TELUS will have 2.7 dollars of EBITDA inclusive of seventy to eighty million dollars of operating synergies. It is also important to note that Clearnet, as well as... as well as its analysts, are expecting Clearnet to turn EBITDA positive in 2001. And finally, in estimating the new


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                   TELUS cash net income, analysts can use the following:
                   interest at 8... 8%, a tax rate of 44% in 2001. Going forward, however, we will be recording cash earnings per share. And finally, for calculation of accounting earnings, the transaction goodwill of approximately 5 billion dollars is to be amortised over twenty years. Turning to several valuation issues this transaction raises, first and foremost, the focus of the new TELUS will be on growth in revenues, growth in cash flow, and growth in cash earnings and we believe this should be reflected in the valuation of our stock. First, if we examine the valuation of Clearnet itself in the context of several other recent comparable transactions, you can see on the basis of revenue and subscriber multiples on several past precedents our offer clearly falls in line with these other transactions. Now, some may say it appears to be at the high end of Canadian precedents. However, we believe there are no Canadian precedents for this transaction. We are taking the leading wireless company in western Canada, which covers 24% of the population, and extending this into the fast-growing, national footprint. We achieve certainty of our national spectrum position. We also achieve substantial synergies upon the combination of our... wireline... wireless businesses. And finally, we achieve 100% control, not a minority position. No other Canadian wireless transaction involved these key strategic or valuation elements. Clearly, TELUS now needs to be valued on a sum-of-the-parts basis, given the differing characteristics of our three underlying operating businesses. Our wireline business value should reflect its strong brand, its market position, and its strong cash flow. TELUS Mobility's valuation should now reflect it being the largest national player. It also has been rich in spectrum and with strong operating metrics. Finally, our data business generates revenue growth with over three hundred and fifty thousand ISP customers and leading edge local portals will represent increasing value as we move forward. Looking at a simpler method of looking at TELUS as a whole, this method is to look at and compare our valuation multiples to growth rates. Today, TELUS is trading at two-point-six times 2001 street consensus total revenues while our estimated CAGR to the year 2003


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                   exceeds 8%. TELUS is trading at roughly seven times adjusted
                   EBITDA for next year while our estimated CAGR to 2003 is 16%. I know every one of you will have your own way to value TELUS. But looking at all our measures -- growth rates, capital flexibility, free cash flow, dividend, valuation multiples -- we're convinced TELUS represents the best package of any company in the Canadian telecom sector. Back to Darren.

ENTWSTLE:          Thanks, Barry. This is an exhilarating moment. We've just
                   taken a quantum leap in the implementation of our growth strategy by addressing, in part, the immediate priorities that I outlined for you only forty days ago. I said I was attracted to TELUS because of its growth potential and here we are turning this potential into reality. TELUS is now accelerating towards its strategic intent of becoming the leading player in converging voice, data, IP, and mobility services into solutions that deliver competitive advantage to our customers. We have the capabilities, resources, and culture necessary to forge this leadership role for TELUS in a North American telecommunications market. While the combination of Clearnet and TELUS Mobility is powerful, there remains huge, latent values still to be exploited in the market and we have just created the vehicle to realize this value for our current and our future shareholders. Clearnet and the new TELUS have much in common, including a passion for growth, compatible CDMA technology and a belief that the right culture delivers competitive advantage. Together, we will offer the country's most compelling solutions for our customers supported by our high quality networks. You can expect to see the team in TELUS executing similar bold moves, including organic investments, opportune acquisitions, or strategic partnerships. Specifics will differ, but our behaviour will be defined by certain hallmarks. We will act quickly and decisively in a manner that is consistent with our strategy. We will focus relentlessly on building our competitive position in the high-growth, high-margin areas of data, IT, and mobility. And we will continue to pay careful attention to the economic benefits and financial implications of our actions. Every step we take will be founded by sound business principles. When I was talking about aggressive


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                   growth in early July, I referred to a sensible balance
                   between growth and earnings. We're here to build a profitable business, not to have an adventure. As we propel TELUS along its growth trajectory, we expect our progress to be reflected in the valuation of our stock. Unlike other growth stocks, however, TELUS will be a growth stock with strong cash flow and cash earnings, a unique investment opportunity when you contrast this with the hollow promises of future earnings for many pure growth stocks or the spiteful ambitions of organizations handcuffed by a singular fixation on earnings. TELUS will be a stock of choice for investors seeking an exposure to the fast-growing data, IP, and wireless market, but who expect, who demand earnings be a natural outcome of a successful strategy, not a distant aspiration. And that's why we are such an outstanding investment opportunity. Let me repeat: this deal is significant not only in itself, but what it says about who TELUS is now and where we will be taking this company in the future. We are well-positioned to pursue aggressively our growth strategy and we have the financial muscle and capabilities to govern our own success. Finally, remember this is only Chapter One of what is going to be an important Canadian story of growth and development. I'll be back in another sixty days' time, as promised, to deliver Chapter Two. Meanwhile, watch this space. Thank you very much. George, Barry, Bob and myself will now welcome your questions.

OPERATOR:          Ladies and gentlemen, we will now begin the
                   question-and-answer session. If you have a question, please press the '1' followed by the '4' on your push-button phone.
                   You will hear a three-tone prompt acknowledging your request.
                   If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the '1' followed by the '3'. If you're on the speakerphone, please pick up your handset before and during your request. One moment please for your first question. Jonathan Robinson of National Bank Financial, please proceed with your question.

ROBINSON:          Yeah,  hi, guys. I wonder if you could shed a bit more light on the 1.6 billion of the  operating synergies,


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                   splitting it between revenue and cost. I missed the timeframe you expect to achieve those synergies. And also, Darren, I think you mentioned that your... your build versus buy decision had revealed one and a half billion dollars of incremental value. Maybe you could give a little more information on that.

WHEELER: Okay, thank you very much, John. And Darren, you going to take that one?

ENTWSTLE:          I'll... I'll open up.

WHEELER: Yeah, and I just... just... I didn't get a chance to make a... a comment at the start. There's a lot of analysts on the line and I... I'd like... like to ask the analysts to try to limit their questions to one at a time and we'll... we'll take a cycle to... through for your second or third question if it doesn't get answered... asked by somebody else. Go ahead, Darren.

ENTWSTLE:          Thanks very much. To answer the question, as I've said, we expect to garner between 2.1 and 2.4 billion dollars' worth of synergy as a result of undertaking this deal, about 1.6 billion or approximately twenty-four dollars per Clearnet share will come from operating synergies, operating synergies related to revenue enhancement, operating cost reduction, and capital cost reduction. The split of the 1.6 billion is approximately 1.1 billion coming from capital and operating cost reductions and half a billion approximately coming from revenue enhancement, which will relate to the increased focus that we'll have on the business market, the high growth that we expect to achieve from data, IP and e-commerce, facilitated by the spectrum richness that we have and by driving up our ... and realizing low return. Insofar as the question's concerned about the 1.5 billion of incremental value of buying versus building, essentially, that's the quantification of lead time to market, our avoidance of the significant costs associated with securing spectrum and, additionally, the richness of the spectrum where we have a forty-five to fifty-five megahertz differential between buying Clearnet and the ten megahertz that we would pick up through the auction


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                   process. I don't know if Barry wants to comment further on that.

BAPTIE:            I think you covered it fully, Darren.

WHEELER:           Yeah, that's great. Thanks very much.

OPERATOR:          Your next question is from Michael Graves of Standard Asset
                   Management. Please proceed.

GRAVES: Good morning. I'd like to talk a little more about consolidation. What ramifications of your move do you think there will be in the market with respect to consolidation in general? Belatedly I'm trying to limit this to one question. You implied you're not done with acquisitions. Is your next most likely type of acquisition something on the wireline side to support data or are you committing to wireless data and not going to pursue wireline data at all, say, through someone like GT Telecom?

ENTWSTLE:          That's a good question. It's difficult to forecast perfectly what compelling opportunity we will pursue next, but let me give you a model that perhaps can be informative. In terms of acquisitions of this magnitude, you can expect to see us make them in two particular areas. One, in the wireless arena and, two, around data and IP which indeed may constitute a wireline investment. But those are the two areas where we...
                   where we will be focussing our resources. I don't know if George wants to make a comment about the consolidation of the mobile industry in particular.

COPE: Well, I think the only thing I'll add is what I said at the beginning. This transaction mitigates what the investors in Clearnet have been talking to me the most about and that is the Canadian marketplace with a virtual certainty of five now reduced certainly to, if anything, a sure mitigated opportunity that we've got a great shot at a four-industry structure again. And that has been nothing short of tremendous for investors to date in the Canadian wireless industry.


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GRAVES:            Thank you.

WHEELER:           Next question.

OPERATOR:          Your next question is from Ron Mayers of National Bank
                   Financial. Please proceed. Mr. Mayers, please proceed with your question.

MAYERS: Hi, sorry to keep you waiting. There... there is some issue here on... or there appears to be some regulatory issue here. My question is: is it your intention to place the assets in a trust to facilitate an October closing? Or is it your belief that you can actually get the regulatory approvals that you need by October?

ENTWSTLE:          Our view is that we can get the regulatory approvals that we need by October.

COPE: Which leaves us -- this is George Cope -- leaves us a number of different opportunities with Industry Canada within the context of the spectrum capital. We will be moving aggressively to address those issues and have already begun discussions with Industry Canada and we will report back more as we... as we can share it.

ENTWSTLE:          On that particular point, we would look to divest likely the excess spectrum that we have over the fifty-five megahertz capital in western Canada and recycle that money into the spectrum auction itself.

OPERATOR:          Your next question is from Rick Grubbs of Credit Lyonnais.
                   Please proceed. Mr. Grubbs, please proceed with your question.

GRUBBS: Oh, yes, good afternoon, guy... good morning, guys. Just wondering, in the... in the sense of the... the listings... TELUS' listed on Toronto and Clearnet in US as well. Will there be any kind of a US listing in the stock?

ENTWSTLE:          Yes... the increase in liquidity -- there's almost 72%


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                   increase in the non-voting float -- will lead us to seek a listing in the US on either Nasdaq or NYSE.

GRUBBS:            Okay, great, thank you.

OPERATOR:          Your next question is from Jeff Gabarkovs of Nesbitt-Burns.
                   Please proceed.

GBRKVS: Thanks very much. You mentioned that you were planning to refinance five billion in public debt. Can you just take me through the... mechanics of it in terms of what issues would be refinanced at what point in time?

COPE: Okay. The... we'll take the bridge, the five-billion-dollar bridge to take out financing. Almost immediately upon the... the close of the deal, we'll be out in the street.

GBRKVS:            Okay, there's the Clearnet notes...

COPE: Okay, the... well, part of that depends upon the... the Clearnet noteholders themselves. However, we built into the financing bridge the capability to take them out if we have the... the ability or if they so desire.

GBRKVS: Okay, well, this would be a change of control, so would you not be tendering for these bonds?

ENTWSTLE:          Let Bob McFarlane answer this question, being most familiar with the ... notes.

MCFRLANE:          Thanks, Darren. As for our change of control provisions and certain of our public debt, I encourage people to read those provisions. TELUS is an investment grade company and, as Darren outlined and Barry, with significant shareholder equity and, consequently, it is not our understanding that a change of control is triggered by this transaction as it relates to our notes. Of course, people will have to ascertain that for themselves. I think the real opportunity here for investors is the fact that TELUS represents a tremendous credit, a solid investment grade credit, and so


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                   consequently, there is significant credit enhancement that is occurring immediately in relation to our debt to the benefit of all our... all our... all of our investors.

GBRKVS:            Okay, thank you.

OPERATOR:          Your next question is from David Lambert of National Bank
                   Financial. Please proceed.

LAMBERT: Yeah, hi, congratulations on the deal. I was wondering if you could give us some more insight into your premium that you're paying on the Clearnet stock and if the European auctions are... are affecting the planning or the valuation of the... of the Clearnet shares.

ENTWSTLE:          Okay, I'll take that particular question. One... I think if you look at transaction comparables, we've paid a middle-of-the-road value for this particular asset. I think it is a fair value for the Clearnet shareholders and leaves latent value for us to remain to be exploiting at TELUS. So I think it stands well when you put it in the contrast of... of the comparables. As Barry said in his particular remarks today, there are very few precedents with respect to this deal. We are taking 100% control of this particular asset. In addition to that, we are catapulting ourselves into a market leadership position. We're... eliminating uncertainty inherent in any auction process and we're picking up a highly talented management team. In addition to that, we've got 2.1 to 2.4 billion dollars' worth of synergy which I can tell you can only be picked up by a national investor, by a Canadian, essentially. And of that 2.1 to 2.4 billion, about two thirds of it comes from cost reduction, capital avoidance, and the remainder comes from realizing significant tax savings through the use of Crystal's -- or Clearnet's, rather -- tax loss carry-forward which is very attractive for us. Going forward, I think this reflects the fact that we're placing a considerable bet, vote of confidence, if you will, in the mobility industry. If you have a look at mobility stocks in Canada, they've been slightly depressed over the last twelve months as a result of the auction process, but we


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                   expect the next phase of growth to come very shortly. If you look around the G-7 countries themselves, once mobile penetration in a country gets to be between 20 and 25%, it takes off rapidly thereafter. And certainly, if you combine what we will be doing on the mobility front with what we'll be doing on data and IP and the synergies between wireline and wireless, this gets to be a very compelling and indeed an economic opportunity for us to pursue.

LAMBERT:           Thank you.

OPERATOR:          Your next question is from Greg McDonald of Morgan Stanley.
                   Please Proceed.

MCDONALD:          Thanks. Good morning, everyone. Question goes to some of the divestiture potential that you talked about. I guess number one, in terms of sale of the excess spectrum in the west that you referred to, I wonder first if you might indicate whether you're currently speaking with anyone on that. And, secondly, is that the issue that you were referring to when you... when you talked about potential divestiture... divestiture of non-core assets or is there something else within the... the group that you would look at that you consider non-core?

ENTWSTLE:          Okay. We're not talking to anyone at this point in time about the sale of the excess... excess spectrum in the west, with the exception of Industry Canada, of course. In terms of divestitures, we have not included within our synergies any sums related to the sale of that excess spectrum. So that is pure upside for us to realize. We will be undertaking a number of divestitures. Essentially, the model that we will be using determines which assets we will be culling from our portfolio, will be those assets that are no longer aligned with the strategy of this company that I've just espoused, those assets that are underperforming or those assets that have realized full value and have nowhere to go but to deteriorate. We will also seek demonetization of our asset base as well. I can't give you any more information than that. This is a well-scoped-out plan of divestitures to build a war chest for future acquisitions at TELUS. I


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                   think the thing that I would do by perhaps giving you more information would undermine our ability to realize full value for those assets when we actually proceed with the sale.

MCDONALD:          Okay, can you tell us whether the ESMR business is a part of what you consider non-core?

ENTWSTLE:          Oh, no, definitely not. One of the attractions to us in...
                   buying Clearnet in the first place was the Mike business.
                   Why? Because it fits very well with our focus on business.
                   Why? Because it has the highest ARPU in the entire industry.
                   Why? Because it has the lowest churn rate. No, we stand fully behind that business.

MCDONALD:          Thanks very much, guys.

OPERATOR:          Your next question is from Rob Goff of Credit Suisse First
                   Boston. Please proceed.

GOFF:              Thank you very much and congratulations.

ENTWSTLE:          Thanks, Bob.

GOFF:              Could you give any further details on the breakdown of that
                   1.1 billion in operating versus capital savings on the deal?

ENTWSTLE:          Yeah. In terms of the operating cost savings, we expect to realize significant savings from the elimination of roaming costs between TELUS and Clearnet, although we have not included in the quantification any better terms and conditions that we could exact from either Rogers or Bell
                   Mobility, given the volume purchasing power we will now have with the traffic on our mobility network. We have not included that. Rationalization of corporate and head office expenses are also included. Consolidation of marketing and advertising expenditures and integrating our network operations. In addition, we expect to realize savings on the capital front of some two hundred and fifty million dollars over the next five years and that will be from avoiding
                   Clearnet's need to expand in the


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                   west and TELUS' need to expand in the east.
GOFF:              Very good. Thank you.

OPERATOR:          Your next question is from Richard Talbot of... RBC Dominion
                   Securities. Please proceed.

TALBOT: Thanks very much and congratulations on the deal. My question had to do with the differences in the... in the culture between the two companies. I wonder if you could comment on how you'd see integrating the two and really tying the... as much as you can, the goal of performance to the actual effort and results that are produced.

ENTWSTLE:          Okay. I think this is a question that perhaps both myself and
                   George should speak to. A couple of things: number one, in terms of our passion for the right culture driving performance and competitive advantage in this organization, George and I are as one. We share a belief in the importance of people, particularly within today's environment where there is an imbalance between the demand and supply for talent. In terms of culture, we share a passion for growth.
                   We both believe in spirited teamwork and we both know that to be successful going forward, we need to be innovative. So I foresee a hell of a lot of alignment between the culture that we're moving towards at TELUS and the culture that's already embraced by Clearnet.

COPE: And I... I echo the same. I also... for the, again, US investors on the phone who wouldn't be as familiar with TELUS, you can obviously hear in listening to Darren the same type of aggressive approach to the marketplace that Clearnet has taken and that, combined with, we believe, a significant amount of our executive group also joining this force, will go a long way to blending these two cultures together. Our people are growth-oriented. If you have one message today, you've got to have that TELUS is growth-oriented. That's why I'm on board and why I think our whole team will be on board.

TALBOT:            Thank you. We look forward to Chapter Two.


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ENTWSTLE:          Thanks, Richard.
OPERATOR:          Your next question is from John Grandy of Yorkton Securities.
                   Please proceed.

GRANDY: Hi, good afternoon. You talked a little bit about how you were planning to deal with the... the excess spectrum which you'll end up owning in western Canada. I wonder if you could also talk about a potential issue in terms of the... the Competition Bureau, given that your market share in western Canada will probably be over the... the threshold which... which would likely lead to a Competition Bureau review.

ENTWSTLE:          That's not our view on that at all and we don't expect any issues from the... Competition Bureau.

COPE: And... and let me add to that. There is no industry more competitive in this country than the wireless industry and we're talking about an industry that, even after the merger, has three competitors... two competitors in that market on top of us and an auction coming forward with another national company, currently a regional company, with expectations based on the public record that they want to be national. We... obviously have a process to go through with the Competition Bureau, but there is no industry more competitive in this country.

GRANDY: I wouldn't argue with that, but I... I thought TELUS had about a 60% market share given Clearnet's initial subscribers so that would put you at a level where there would be an automatic review.

COPE:              Well, we will be going to the Competition Bureau. Both...
                   both ourselves and TELUS are relaxed given the environment, competitor environment that we are in today.

GRANDY:            Okay, thank you.

OPERATOR:          Your next question is from Drew Hanson of DLJ. Please
                   proceed.

HANSON:            Yes, good morning, congratulations. In relation to the...


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                   the cost or revenue synergies you mentioned -- and it sounds like a significant co-mingling of assets, including spectrum -- can you relate to how that can be accomplished in light of the Clearnet public securities? Do they need to be, again, removed in order to achieve those cost... cost synergies, revenue synergies, capital savings I think you just went through?

COPE: Can you ... we apologize. Can you repeat the question again so we get it right?

HANSON: Sure. Can you... maybe... maybe Bob McFarlane can address this, if you can accomplish the revenue's cost savings that were outlined in relation to the... the Clearnet public debt, if there's going to be a complete merger of the two companies and having the remaining Clearnet public securities remain outstanding.

MCFRLANE:          Well, first of all, it is a takeover bid for the Clearnet
                   shares and so what's being contemplated is a... is a takeover of Clearnet by TELUS. And accordingly, it would be my expectation that not only would shareholders who elect to shares... obtain TELUS shares, essentially the... the debt would either be inherited or possibly refinanced by TELUS to the extent that it's inherited and... and is... and survives.
                   Obviously, TELUS is an investment grade credit and, as I mentioned earlier, there's significant credit enhancement.
                   Specifically, you asked about cost synergies in the business, in... in... as for... I can only speak to the wireless side.
                   I think some of the things that should be obvious to people is TELUS is one of the largest providers of transmission traffic in the country. One of the largest expense lines on Clearnet is transmission. There's clearly synergies there. We have automatic roaming synergies which Darren has also outlined. We have common ability for increased common cell site location which will displace not only some operating expenses such as rent and maintenance at the cell site level, but obviously on the capital front. The list goes on and on and is topped off with a rather... somewhat unique benefit which TELUS describes and that... that is because they're in the similar business in Canada, they will be crystallizing
                   Clearnet's


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                   over one billion dollars of tax loss carry-forward. So all combined, certainly, there's no doubt that wireless business will not only be strong on the revenue side, it'll also be stronger on a cost side. And for any debt holder, I... I think it's obvious there's tremendous credit enhancement occurring through this announcement today.

HANSON: Have you already approached the US agencies on a... on a rating or... in light of this acquisition on what the rating would be? I know the Canadian agencies have ... rating on TELUS.

BAPTIE: Drew, it's Barry. No, we haven't. We will be doing that in the very near future.

HANSON:            Okay, thank you.

OPERATOR:          Your next question is from Jeff Heines of Deutsche Bank.
                   Please proceed with your question.

HEINES: Hi. I wonder if there's any thought to doing an IPO or a separate listing for your wireless business like your friends of Verizon and most of the other telcos are doing down here in the US. And one question for, I guess, George over at Clearnet. Did Clearnet's board consider any other offers against the TELUS offer?

COPE:              Yeah, absolutely.

ENTWSTLE:          Okay, let me start off. At TELUS, with respect to the
                   mobility business, number one, we're committed to highlighting the value; number two, we're committed to establishing a transaction currency which will fuel future growth ambitions that we have for this particular business and for establishing a currency so that we can remunerate the people within the mobility business against a balance of corporate and business unit objectives. Against that particular model, we will be considering a number of mechanisms including a pure IPO, a tracking stock, indeed, a strategic partnership. And we've come to no conclusions as of yet.


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COPE:              And Jeff, it's George speaking. You... you know me well
                   enough that one of the objectives for us, for making sure value creation is possible going forward, is all the alternatives that've just been lined out for the company going forward. And with some of our people involved, including Bob McFarlane, we're going to address those issues as aggressively as we can with the team from TELUS. Now, let me read a prepared statement on your question, your second question. "Clearnet has committed to TELUS and Clearnet has agreed not to solicit any competitive offers. If, however, we receive any unsolicited offers within a seven-day period, then we will respond." I will not comment any further as to the likelihood of competitive offers this morning. Thank you.

HEINES:            Great. Thank you very much.

OPERATOR:          Your next question is from Suzanne Stein of Goldman-Sachs.
                   Please proceed.

STEIN: Hi, congratulations. I'm a little confused as far as the rules regarding the desegregation of spectrums. Do... can you talk a little about the rules surrounding the spectrums that... as far as you know it from Industry Canada that you need to eliminate?

COPE: Yeah, I'm... I'm happy to... to talk about it -- it's George Cope -- and give you just a general overview here, particularly, again, for... for our American investors. I mean, first of all, let's try and make sure everybody understands that the cap in Canada, as it currently stands, is fifty-five megahertz. That is the cap. With the proposed merger in western Canada, we will have excess spectrum over that cap. We have already begun discussions with Industry Canada. Clearly, the cap is fifty-five megahertz so, as Darren mentioned, one of the clear alternatives is a divestiture of the additional spectrum and we're in discussions with Industry Canada in terms of that process. Then there are a number of different ways Industry Canada will look at helping us through that process, but clearly, we... we expect the


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                   full support of Industry Canada and we will obviously operate within the guidelines that Industry Canada has set out for the wireless industry in Canada.

STEIN: But is it your understanding that you can do that privately or that has to be facilitated by Industry Canada and possibly put into the upcoming auction process?

COPE: Any... any transfer of licenses in Canada requires a blessing, if you will, by Industry Canada. So this process will be in consultation with Industry Canada, not without Industry Canada. Hopefully, that's a helpful... a helpful answer to you. But this is a first of its kind in Canada. We know the rules. Industry Canada's put them, they're very clear and we'll act within them.

STEIN:             Thank you.

COPE:              Thank you.

OPERATOR:          Your next question is from Stephen Salamon of HSBC
                   Securities. Please proceed. Mr. Solomon, please proceed with your question.

SALAMON:           Congratulations, everyone, on a great transaction.

ENTWSTLE:          Thank you.

COPE:              Thanks.

SALAMON: And I just wanted to ask a little bit about the consumer business. Clearly, the acquisition of Clearnet gives you a... a view into the consumer business in eastern Canada. I guess the question is: is that something that you would be interested in pursuing, particularly along the lines that you've talked about, the... the data side and the... the wireless side.

COPE: Well, on the wireless, certainly. The... the business market success of Clearnet in the mid-business market's pretty clear to the marketplace if you look at our Mike


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                   success and our PCS success. If you look at the Canadian
                   wireless industry today, you know, we're going from the 25% penetration to 75% penetration based on general available forecasts from the analysts. What that means is there's 70% of Canadians, consumers who today don't have wireless phones. So we're not going to ignore that part of the market. At the same time, we're going to continue our focus on the business commercial market in, frankly, an expanded way because of the ability to... to add footprint to the Mike network and our PCS network. And of course, our local loop substitution strategy across Canada -- and particularly, obviously, in... in eastern Canada, we've had tremendous success -- will continue. And also, as everyone knows, just last week, we launched a digital prepaid service for the first time ever, focussed at the consumer market and particularly the youth market as it will be the first prepaid service in Canada to also have web access and that is all rolling out throughout this month.

SALAMON: Now, I guess the flipside to that question, George, is do you... how do you foresee Mike supporting the... the business initiatives that... that TELUS has taken on the wireline side?

COPE: Well, one of the great things first, Steve, out of this transaction for people is the arsenal is much fuller now in terms of full sweep of services for corporate Canada on a national basis, both wireless and wireline. And on the Mike side, I mean, probably... you know, I can't... I don't know what words to use to describe how enthusiastic I am now for the prospects of the Mike business going forward, more so than ever before, because of the... the coverage, a footprint that we can access in the west. And as everyone knows, we already have an enormous footprint in the east. And we have committed already, in fact, to Motorola to expedite a build-out of an additional four million POPs on the IDEN business as quickly as we can.

SALAMON:           Great. Thank you very much.

OPERATOR:         Your next question is from Bob Krishess of Credit Suisse


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                   First Boston. Please proceed.

KRISHESS:          Just a quick question, follow-up on the debt so we can keep
                   McFarlane on the phone as much as possible here. Could you just... is the assets... is the wireless assets going to be actually acquired at the parent company or is it going to be... at a sub? I'm just trying to figure out if the Clearnet debt is possibly going to be sitting at a subsidiary here or at the parent here.

MCFRLANE:          A require... it'll be acquired at the parent level.

KRISHESS:          Thank you.

OPERATOR:          Your next question is from Dvai Ghose, the CIBC World
                   Markets. Please proceed.

GHOSE: Yeah, hi. My question's for George Cope in terms of valuation. I'm wondering what... what the hurry was to sell in this current environment. You talked about some precedent transactions and there really aren't any in Canada, but there are in the United States. And while I'm not suggesting that Clearnet necessarily deserves a per subscriber or service... revenue multiples associated with voice stream or the aerial transactions, presumably, if you'd waited a couple of years, you could've had more bidders and much more of an international style valuation as have been associated with those deals as opposed to this deal which is at a significant discount. And given the fact that your stock traded as high as seventy-two dollars per share earlier this year without a bid in place, I'm wondering if you could just justify the valuation.

COPE: Sure, I'm happy to justify valuation. I think it is a tremendous deal for our shareholders and everyone knows Bob McFarlane, and George Cope are pretty focussed on present value of the wireless business, we think, more so, than most operators. 61% premium to the twenty-one day trailing average in the industry environment which changed after the minister announced a wide-open auction process is pretty... pretty reflective of a... of very


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                   fair valuation for our shareholders, and the transaction
                   structure allowing our shareholders to participate in the up side which is clearly a stronger and better wireless organization than Clearnet stand-alone or TELUS Mobility stand-alone and, quite frankly, the strongest wireless company, by any metrics in North America and on a Canadian leadership position. This is a transaction we... we endorse for all those reasons and we think our... our shareholders have done tremendously well. And I will also mention not only is that the view of George Cope, it's the view of the board at Clearnet, including some pretty significant strategic partners who understand the wireless business such as Madison-Dearborn, such as Nextel, and such as Motorola.

GHOSE:             Thanks, George.

OPERATOR:          Your next question is from Glen Campbell of Merrill-Lynch.
                   Please proceed.

CAMPBELL:          Yes, thanks very much. I wonder if you could clarify, to the extent you know, how roaming will work going forward. You've got... I guess, deals with Cantel on the Clearnet side and with Bell on the TELUS side. And I also wanted just to... you know, as a follow-up, I wanted to understand the Verizon deal a little bit better as well; how that works, what systems you'll use, what... what it's going to cost you.

COPE: Yeah, thanks, Glen. Let me try to start on the... the... the side that affects Clearnet and talk about the... the Rogers relationship. Let me first of all say, as I've said probably before, Rogers has been a tremendous supplier to Clearnet and provides us national footprint and we hope those relationships will continue as positive in the future as we can have them. It's given us great footprint. There are clearly other opportunities now to expand our footprint with the merger and we'll utilize those where it makes perfect sense for ourselves and the merged organization. I can't comment on Bell Mobility. We don't have a relationship there but let me turn it over to the TELUS folks.


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ENTWSTLE:          In terms of... let me just speak directly to the question,
                   Glen, on Verizon and what it's going to cost us. It's going to cost us nothing from an incremental perspective. We can absorb that within the economies of scope and scale in the brand... in the present branded technology agreement. So the breadth of branded technology agreement that we have in place extends previously from GT down through Verizon, covering both the wireline and the wireless business and extending to the Verizon brand as well. So we have complete access within that particular contractual arrangement to the brand, to the applications, to the services, and to the technology and that's all enshrined within the agreement. And that's why I made my comments at the outset that this particular deal allows us to really crank up the Verizon relationship. And clearly, when you look at it, we've got a situation where we're combining Canada's largest mobile operator in terms of revenues with the largest mobile operator in the US, providing an opportunity for a seamless service for business customers all across North America. And when those 25.5 million customers at Verizon come north of the border, well, they're going to be roaming onto our network. So we see a huge amount of benefits there.

COPE: And my... I have two additions to make. Glen, one of the great parts of this transaction on a national basis is that roaming revenue coming to this entity and, as mentioned, twenty-five million subs and on top of that, the five million subscribers plus that Nextel has in the US And with their exploding growth, you know, you couldn't have a better two organizations to... to leverage a national footprint in Canada off of. And we have both.

CAMPBELL:          So just to clarify, I'm not hearing you saying that on the...
                   the analog roaming on Canada's side that this deal will sort of trigger a breach or... or require renegotiation of... of the Rogers or Bell deals. It's a year option.

ENTWSTLE:          It does not... it does not breach. And let me just say again that... Rogers has been a tremendous supplier, and


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                   we have a great relationship with those folks on that side, obviously. And... we're going to... continue to... hopefully represent the commercial volumes have bringing to the table -- maybe that can be reflected in something that benefits both organizations in the future or on the mobility... Bell Mobility side.

CAMPBELL:          Okay. Again, to confirm on the other part... the benefits of this Verizon deal in terms of roaming and systems. Are those in your synergy numbers or... something on top of that?

COPE: That's on top of the... synergy numbers. Not included. Not quantified.

CAMPBELL:          Both systems and roaming?

COPE:              That's correct.

CAMPBELL:          Excellent. Thank you.

OPERATOR:          Your next question is from Doug Kirk of Nesbitt-Burns.
                   Please proceed.

KIRK: Good morning... just... want to deal with... branding and management structure. How's the new wireless entity going to be structured? Is it going to be managed out of... Toronto and consolidated there? And what implications does that have for... for the western operations. And... when... when do you anticipate changing the branding or are you going to change... What aspects of the branding are you going to change?

ENTWSTLE:          Head office for... the new TELUS-Mobility business will
                   remain in Calgary... although will remain... we will continue to have a significant corporate presence, obviously, in Toronto in the east. The management that will be coming on board from Clearnet will not be asked to relocate. One of the reasons behind doing this deal in the first place... was to get hold of the high-quality management that exists at Clearnet, so we're not going to piss away that particular opportunity by forcing them to


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                   relocate. That's number one. Number two, with respect to...
                   brand... TELUS is going to be the brand, although clearly we see a lot of value in the Clearnet name and the... and the Mike name. And can foresee a situation where we have TELUS as an umbrella brand and use very effectively... Clearnet or Mike for targeting the consumer and business markets respectively.

KIRK: Okay. Well... And that would leave you sort of three brands in the East then. Would you just have two ultimately? A consumer brand or what?

COPE: George. Could I... let me... let me try to help a little bit, here in my role as CEO. All... all we're doing now is telling our competitors what we're doing. So, stay tuned folks, we've got three beautifully powerful brands to hit the marketplace with. But... since we know the competitors are on the phone, they'll have to stay tuned too. Next question.

ENTWSTLE:          Next question, please.

OPERATOR:          Your next question is from Mary Anne DeMonte-Whelan of BLC
                   Securities. Please proceed.

WHELAN: Thank you. Just... two questions. First of all, with respect to the pre-paid program that Clearnet just recently introduced. You going to keep that prepaid program or change it slightly because TELUS' program is... is different? And... secondly, a question for Darren... with respect to the churn. You have higher churn at Clearnet, and a very low rate in... the TELUS-Mobility. What type of plans do you have to keep that down or bring it down collectively?

MCFRLANE:          Let me... let me try both. And then if I don't give the right answer, Darren will answer the one on the churn, too. Now let's... dealing with the first one, pre-paid, well, I think it's... it's an all-encompassing thing. Until the transaction closes it's business as usual. Obviously when the transaction closes, we're gonna take the best of all programs and roll them into the


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                   marketplace. And, you know, one of the great advantages for the Clearnet shareholders, we get access to the analog cost and one of the great advantages on the TELUS side, we get a national pre-paid program and a lot of other national programs going out. In terms of churn, now let me just speak on Clearnet's behalf. First of all, as everyone knows, historically we had the lowest churn in North America. That has not been the case the last two quarters. As we indicated on a conference call we are working diligently to address that issue and will continue to do that in a very aggressive way. And hopefully to the satisfaction of our... our new... new partner, and I guess my new boss.

ENTWSTLE:          I guess... just... Bob's comment on... we're into a situation where... a big sort of number of times in the past. We're gonna take best package from both organizations. That's number one. Clearly, TELUS has done an excellent job in the west of keeping churn down and has a strong relationship...
                   with its customers. I think as I've said, one of the metrics
                   -- key attributes -- of the new TELUS-Mobility going forward it's that we'll have lowest churn in the industry at one dot seven-four percent. What, you know, constitutes churn? You have to have a high quality of service... and your proposition needs to be compelling and remain compelling over time. And one of the things I've looked at is the forty-five to fifty-five megahertz of spectrum that this enlarged entity will now have. And that's speaks to the quality of service that we'll be able to offer our customers on a going-forward basis, and the functionality that we'll be able to offer them
                   -- indeed the quality of our marketing proposition. I guess something... my last point would be... how will we keep it down... going forward? Well, I'll set George a churn... a churn target and I'll kick his ass if he doesn't get it.

COPE:              /laughs/

OPERATOR:          Your next question is from John Henderson at Scotia Capital
                   Markets. Please proceed. Mr Henderson? Please proceed with your question.
HENDRSON:          Hello, sorry about that. I was on mute. I'd like to go


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                   back to the synergies and the timeframe. I heard the question on asking when the synergies... over what timeframe they'd be expected to be realized, but... didn't hear an answer. And also if you could... stay on the five hundred to eight hundred minutes of tax loss carry-forwards. Is that... something that'll be realized sort of in the next year or two. Or... and... and what would have it... how... how quickly would have been realized if it were just under Clearnet.

BAPTIE:            The last part of the question I'll leave to Bob to answer...
                   with respect to when Clearnet could have realized them. With respect to the TELUS, this is Barry speaking... John. They will... realized dependent on the... corporate structure we pick, almost immediately. So... but over the next three of four years we'll be fully utilized. With respect to the... when the synergies kick in, depending on the type of synergy, some of them'll kick in immediately as we... reduce duplication, or harmonize things like... advertising and marketing programs. Some of the other ones such as the revenue synergies will... build up as we... put together the marketing programs to target... you know, the small-medium business market and... you know, with bundled products from the wireline etcetera. So they'll... they'll be longer in their realization.

HENDRSON:          What do you expect, say in year three, your annual operating cost synergy to be and your annual revenue synergy to be?

BAPTIE:            Good question, John, but I won't be going there.

HENDRSON:          Oh, Jeez. Okay.

BAPTIE:            Do you want Bob to pick up on the...

HENDRSON:          Please.

MCFRLANE:          In respect to the question as to what timeframe would
                   Clearnet likely... realize shelter from its... ta... tax loss carry-forwards, the answer is... at least three


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                   years out. And therefore there's a significant difference in terms of the net present value impact of those losses in the hands of TELUS as compared to Clearnet.

BAPTIE: Now just follow up to say our estimate is that they'll be fully utilized and none will fall off the table.

HENDRSON:          Right. Thank you.

OPERATOR:          Your next question is from John Wilson of UBS-Warburg Please proceed.

WILSON: Yes, good morning. I guess... just trying to follow up on some of the earlier comments I'm... I'm still a little bit confused on. First of all... you mentioned on the revenue synergies side, I think it was five hundred million in revenue synergies from business and data and obviously a key focus here for TELUS going forward on data. When you look at that roll-out, does that... does that... contemplate increased spending on capex to accommodate your new services and data, and is that reflected in your two hundred and fifty million, I think you said, saving in capex... for the wireless operation? In other words, is that two hundred and fifty million net of increased spending you're gonna do for the operation on data, or is that data spending still to come and we'll find out about that later?

ENTWSTLE:          The costs of realizing the synergies are fully
                   included within the synergy modelling.

WILSON:            ...

ENTWSTLE:          Does not come later,. in direct response to your question.

WILSON: But so in that number you've included... an increased ramp on data spending?

ENTWSTLE:          That's correct.

WILSON:            Okay, and finally, just one really quick one. We... we


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                   talked about a US listing right at the very beginning. I'm still unclear. You mentioned a couple of options for the wireless unit in terms of realizing value. When you talked about definitely doing a US listing, are you talking for TELUS or you talking for the wireless operation?

ENTWSTLE:          We're talking about for TELUS.

WILSON:            Okay, thank you.

WHEELER: Okay, operator, we'll take one more question and... we'll have to... close it down.

OPERATOR:          Thank you. Sir, your final question is from Bryan Long of
                   Chesapeake Partners. Please proceed.

LONG: Sorry, I have a couple-part question. Are Motorola and Nextel guaranteed to receive their stock election or are they subject to the same prorate... as other shareholders. And... if Clearnet... were to receive another offer in the next seven days, would they owe a breakup fee and what would that... breakup fee be?

ENTWSTLE:          Motorola and Nextel are subject to the same proration as
                   other shareholders and I'll let George answer the second question.

COPE: If Clearnet was to... receive an offer which it pursued within the next seven days the breakup fee would be four percent of the transaction.

LONG:              Okay, and does that change after the seven days?

COPE:              Yes it does.

LONG:              To what?

COPE:              2%.

LONG: I'm sorry sir. That's a 4% breakup fee within the first seven days and 2% after that?


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COPE:              It's 4... it's 4% of the equity value of the consideration --
                   4.6 billion as I alluded to earlier. And that declines to 2% when the... offers become irrevocable.

QUESTION:          Okay. And how will the Clearnet... US stock be treated in the deal? The exact same as the Canadian, same consideration?

COPE:              That is correct.

LONG:              Great, thank you very much.

COPE: Thank you. And with that I'll just turn it over to Darren to... to wrap up.

ENTWSTLE:          'Kay thanks very much for attending the call. I'm not sure...
                   there was a couple of answers about the synergies with respect to the time period that we expected to realize the synergies over. I'm not sure that was answered, but it was a five year period. I appreciate your attendance on this call, and I think the questions have been excellent. And I hope that George, Bob, and Barry, myself have answered those questions to your satisfaction. Both Clearnet and TELUS continue to believe that this is an excellent deal for both shareholders. We believe that the offered 4.6 billion is fair and it represents a fifty three percent premium over the August 18th average trading price. The transaction obviously for TELUS is the right one. In essence it is a quantum leap for us to a leadership position in the Canadian mobility market. And the timing of the deal is excellent. Excellent relative to the auction process and it positions us to exploit the next spurt of growth that will be fuelled by data and IP convergence in the Mobility... industry. Furthermore, TELUS and Clearnet will deliver significant operating and tax synergy in totals of 2.1 to 2.4 billion. The deal positions us extremely well to exploit across wireline and wireless the convergence that's taking place across voice, data, IP and mobility. And the deal, importantly, has been


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                   structured to retain a financial strength, our strong balance sheet and our flexibility to pursue other... other opportunities going forward. As I said in my remarks previously, TELUS should definitely be the stock of choice for investors seeking exposure to the fast-growing data, IP-mobility market, but who expect, who indeed demand earning to be a natural outcome of executing a successful strategy. Thanks again. George, Barry, Bob and myself look forward to meeting many of you over the next two weeks as we tour the financial capitals of North America. Cheers.

OPERATOR:          Ladies and gentlemen that does conclude your conference call for today. You may disconnect your lines, and thank you for participating.

----------------------------
END OF TAPE



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